UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

We published an announcement dated November 20, 2025 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to a comprehensive cooperation framework agreement we entered into with Beijing Jinjiang Original Networking Technology Co., Ltd. (“Jinjiang Original”) on the same date, pursuant to which we and our subsidiaries and consolidated affiliated entities from time to time (the “Group”) and Jinjiang Original agreed to collaborate in respect of certain intellectual properties, including but not limited to the Group acquiring the copyrights of various works (including literature works) and using such copyrights for specified purposes (including but not limited to adaptation, information network dissemination, advertisement and distribution), and the Group agreed to pay the relevant transaction amounts, including but not limited to licensing fees, procurement fees and amounts from any profit sharing arrangement, to Jinjiang Original.

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Jinjiang Original is a connected person of us, and the transactions contemplated under such agreement constitute continuing connected transactions.

The complete announcement is attached as Exhibit 99.1 to this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 – Announcement – Continuing Connected Transaction – Comprehensive Cooperation Framework Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: November 20, 2025